SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.  20549




                           SCHEDULE 13G

             Under the Securities Exchange Act of 1934

                        (Amendment No. ___)



                     DIGITAL POWER CORPORATION

                         (Name of Issuer)


                    COMMON STOCK, NO PAR VALUE

                  (Title of Class of Securities)


                            253862 10 6

                          (CUSIP Number)







*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253862 10 6

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Digital Power Employee Stock Ownership Plan
           I.R.S. ID No.:  94-1721931

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

           A    [   ]
           B    [   ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Digital Power Corporation, Fremont, California 94538


             NUMBER OF                5.   SOLE VOTING POWER:  173,333
              SHARES
           BENEFICIALLY               6.   SHARED VOTING POWER:   0
              OWNED
             BY EACH                  7.   SOLE DISPOSITIVE POWER:  173,333
            REPORTING
           PERSON WITH                8.   SHARED DISPOSITIVE POWER:  0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           173,333

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)

           [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.3% of 2,363,275 shares of common stock outstanding as of December 31, 1996

12.  TYPE OF REPORTING PERSON (See instructions)

           EP

                       DIGITAL POWER CORPORATION
                     EMPLOYEE STOCK OWNERSHIP PLAN

                             SCHEDULE 13G


ITEM 1(A). NAME OF ISSUER:

           Digital Power Corporation

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           41920 Christy Street
           Fremont, CA 94538

ITEM 2(A). NAME OF PERSON FILING:

           A Trustee of Digital Power Corporation
           Employee Stock Ownership Plan

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           41920 Christy Street
           Fremont, CA 94538

ITEM 2(C). CITIZENSHIP:

           California

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

           Common Stock, no par value

ITEM 2(E). CUSIP NUMBER:

           253862 10 6

ITEM 3. The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Security Act of 1974.

ITEM 4.    OWNERSHIP:

           (a)  Amount Beneficially Owned:  173,333

           (b)  Percent of Class:  7.3% as of December 31, 1996

           (c)  Number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote:  173,333

                (ii)  shared power to vote or to direct the vote:  0

                (iii) sole power to dispose or to direct the disposition of:
                      173,333

                (iv)  shared power to dispose or to direct the disposition of:
                      0

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           N/A

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           N/A

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           N/A

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

           N/A

ITEM 10.   CERTIFICATION

           By signing below, I certificate that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 ROBERT O. SMITH
Date:  February 12, 1997         ________________________________________
                                 Robert O. Smith
                                 Trustee


                                 JOSEPHINE JACKEWICZ
Date:  February 12, 1997         ________________________________________
                                 Josephine Jackewicz
                                 Trustee